UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 2, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Comverge, Inc.

File No. 001-33399 - CF#26471

_____

Comverge, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 9, 2011.

Based on representations by Comverge, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.45	through April 15, 2019
Exhibit 10.46	through February 28, 2013
Exhibit 10.47	through November 5, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel